Exhibit 99.1

Seanergy Maritime Announces Share Capital Accretion Plan and

Open Market Stock Purchases by the CEO

Highlights of Strategic Initiatives:

New 2-year buyback program of up to $25 million authorized by the Board of Directors representing up to 18% of our current share capital[1]

●	Successfully completed three previous buyback programs of $32 million, repurchasing $28.3 million of common shares, convertible notes, and warrants[2].

Buyback of all remaining outstanding convertible notes within 4Q2023

●	Total buyback of convertible notes of $35.1 million in the last 2 years[3].

$1 million in additional open-market purchases by the CEO, intended to be effected within 4Q2023 and FY2024

●	CEO has already completed $1.1 million of open market purchases of Seanergy’s common shares in 2023 to date.

$30 million ATM program, which may be utilized to raise cash proceeds for general corporate purposes, including to partially fund the buyback of securities with the goal of preserving the Company’s robust liquidity reserves

December 14, 2023 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that the Board of Directors of the Company (“BOD”) has authorized a new $25 million buyback program (the “Plan”) which can be utilized to repurchase the Company’s common shares and other securities.

The Company will also fully repay its last remaining convertible note (the “Note”) pursuant to the terms of the Note. The Note bears a 5.5% coupon, it is the last from a series of convertible notes with aggregate original notional amount of $38.7 million and $3.2 million face value remains outstanding. The full repayment of the Note will preempt potential dilution upon conversion of the Note.

Seanergy has, since August 2021, initiated three buyback programs of $32 million which were successfully utilized as follows:

Plan / Amount	Authorized	Expiry	Securities repurchased
			Common Shares	Convertible Notes	Warrants
1 ($17 million)	Aug ’21	Dec ’21	$1,708,163	$13,950,000	$1,023,136
2 ($10 million)	Dec ’21	Dec ’22		$10,000,000
3 ($5 million)	Jun ’22	Dec ’23	$1,582,664
		Total:	$3,290,827	$23,950,000	$1,023,136

Moreover, outside the scope of the above buyback programs, the Company has:

●	repurchased $0.81 million of outstanding warrants in January 2023 through a tender offer that was launched in November 2022, and

1 Based on shares outstanding and closing share price as of December 13, 2023 of 19,648,956 and $7.13 respectively.

2 Excluding $0.81 million of warrants repurchased under a tender offer launched in November 2022 and $8 million in convertible notes repaid in January 2023 under the terms of the Note.

3 Pro forma to include the remaining $3.2 million Note repayment scheduled within 4Q2023.

●	repaid $8 million of convertible notes in January 2023, under a scheduled repayment pursuant to the terms of the Note.

The aggregate capital committed by the Company for securities repurchases in the last two years, including the upcoming convertible note repayment, is $40.2 million.

Seanergy has also filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it may offer and sell common shares, through a sales agent, having an aggregate offering price of up to $30,000,000 from time to time, pursuant to an “at-the-market” equity offering program (the “ATM Program”).

The Company’s objective is to use a portion of the net proceeds under the ATM Program to fund the new buyback program, taking advantage of share price volatility, without affecting materially its healthy liquidity reserves. In addition, it intends to use the net proceeds for general corporate purposes, which may include additions to working capital, capital expenditures, repayment of debt, or the financing of possible vessel acquisitions or other investments. However, the timing and amount of any sales under the ATM program will depend on market conditions and other factors to be determined by the Company. B. Riley Securities, Inc. is acting as exclusive sales agent for the ATM Program.

Lastly, Seanergy’s Chairman & Chief Executive Officer, Mr. Stamatis Tsantanis, intends to purchase an additional aggregate of up to $1,000,000 in common shares of the Company in the open market. Mr. Tsantanis has already purchased 200,000 Seanergy shares in the open market through various dates in 2023 to date for $1,101,167, resulting in an average purchase price of $5.43 per share.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Given our strong commitment to create accretion for our shareholders, as well as the Capesize sector’s performance and outlook, our BOD has authorized a $25 million share buyback program, which is the largest single program we have authorized to date. Based on the recent levels of our share price this represents approximately 18% of our share capital, assuming it is fully utilized.

“The simultaneous adoption of an ATM program is intended to partly fund the buyback program and provide us with flexibility to capitalize on variable market conditions and potentially to fund other accretive transactions and shareholder value creation opportunities. As market conditions dictate, we intend to deploy either our buyback program or ATM program opportunistically, always with the goal of creating value for our common shareholders.

“We have allocated substantial amounts over the last two years in buybacks of our securities, which clearly indicates our priority in creating shareholder accretion. Finally, after completing approximately $1 million in open market stock purchases in 2023, I intend to invest a similar amount in purchasing additional common shares of the Company in the coming months.”

Important Information

Pursuant to the Plan, the Company may repurchase its securities by means including open-market transactions pursuant to Rule 10b-18 of the Securities Exchange Act of 1934, as amended, or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

Any repurchases pursuant to the Plan will be made at management’s discretion at prices considered to be attractive and in the best interests of both the Company and its shareholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, applicable securities laws and the Company’s financial performance. The Plan may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of repurchases. The Plan does not obligate the Company to purchase any of its securities. The BOD’s authorization of the Plan is effective immediately and expires on December 31, 2025.

The common shares offered in the ATM Program will be offered under the Company’s shelf registration statement on Form F-3 (File No. 333-257693) declared effective on July 13, 2021 with the SEC, which includes a base prospectus and a prospectus supplement relating to the ATM Program. Current and potential investors should read the prospectus supplement and accompanying prospectus in the registration statement and other documents the company has filed with the SEC for more complete information about the Company and the ATM Program.

A copy of the prospectus supplement and the accompanying prospectus relating to these securities may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting B. Riley Securities, Inc. at 299 Park Avenue, New York, New York 10171, by telephone at (800) 846-5050 or by email at prospectuses@brileyfin.com. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor may there be any sale of the Company’s common shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state or jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 vessels (1 Newcastlemax and 16 Capesize), with an average age of approximately 12.8 years and an aggregate cargo carrying capacity of 3,054,820 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, but not limited to, statements concerning the ATM Program, the Plan and potential purchases of the Company’s common shares by its Chief Executive Officer. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations

Tel: +30 213 0181 522

E-mail: ir@seanergy.gr

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue Suite 1536

New York, NY 10169

Tel: (212) 661-7566

Email: seanergy@capitallink.com

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